As filed with the Securities and Exchange Commission on December 6, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AMTRUST FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3106389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

59 Maiden Lane
New York, NY 10038

 (Address of Principal Executive Offices)

AMTRUST FINANCIAL SERVICES, INC. 2005 EQUITY INCENTIVE PLAN

 (Full title of the plan)

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane
New York, NY 10038

 (Name and address of agent for service)

(212) 220-7120

 (Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	1,175,000	(3)	$7.00	$8,225,000	$252.50
Common Stock, par value $0.01 per share	1,150,750	(3)	$7.50	$8,630,625	$264.96
Common Stock, par value $0.01 per share	35,000	(3)	$10.56	$369,600	$11.35
Common Stock, par value $0.01 per share	125,000	(3)	$10.77	$1,346,250	$41.33
Common Stock, par value $0.01 per share	537,500	(3)	$14.55	$7,820,625	$240.09
Common Stock, par value $0.01 per share	2,955,300	(4)	$12.20	$36,054,660	$1,106.88

(1) The aggregate amount of securities registered hereunder is 5,978,300 shares of common stock issuable upon exercise of options or the issuance of restricted stock, which may be granted pursuant to our 2005 Equity Incentive Plan. Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement covers such indeterminate additional shares of common stock to be offered or issued to prevent dilution as a result of future stock splits, stock dividends or other similar transactions.

(2) This estimate is made pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the amount of the registration fee. The offering price has been calculated in the following manner:

(a) For previously granted options whose exercise price is therefore known, the offering price is based upon the applicable exercise price; and

(b)    For options which have not yet been granted, the offering price is based upon the closing price per share of our common stock (which trades on the Nasdaq Global Market) on November 28, 2007, a date within five (5) business days prior to the date of the filing of this Registration Statement.

(3) Shares issuable upon exercise of options previously granted under the 2005 Equity Incentive Plan.

(4) Shares issuable upon exercise of the maximum number of additional options and restricted shares which may in the future be granted under the 2005 Equity Incentive Plan.

EXPLANATORY NOTE

   This Registration Statement contains two parts. The first part contains a “Reoffer Prospectus,” which has been prepared in accordance with the requirements of Part I of Form S-3 (as required by Section C.1. of the General Instructions to Form S-8). The Reoffer Prospectus will be used for reoffers and resales by affiliates of AmTrust Financial Services, Inc. (the “Registrant”) of shares of common stock of the Registrant to be issued upon exercise of options granted or to be granted pursuant to the Registrant's 2005 Equity Incentive Plan, and by non-affiliates of the Registrant of shares of common stock previously issued to them upon exercise of options. The second part contains information required to be included in the Registration Statement pursuant to Part II of Form S-8. Pursuant to the introductory note to Part I of Form S-8, the plan information, which constitutes part of the “Plan Prospectus,” is not being filed with the Securities and Exchange Commission (the “SEC”).

REOFFER PROSPECTUS

5,978,300 Shares of Common Stock

This reoffer prospectus (this “prospectus”) is being used in connection with the offering from time to time by certain selling stockholders of our company or their successors in interest of shares of common stock, par value $0.01 (the “common stock”) which may be acquired upon the exercise of stock options issued or to be issued, or restricted stock awarded, pursuant to our 2005 Equity Incentive Plan (the “Plan”).

The common stock may be sold from time to time by the selling stockholders or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq Global Market (the “Nasdaq”) or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares (except pursuant to an exercise of options to purchase common stock under the Plan), although we have paid the expenses of preparing this prospectus and the related Registration Statement.

The closing sales price of our common stock on November 28, 2007 as reported by the Nasdaq Global Market was $12.20.

The common stock being offered pursuant to this prospectus involves risk. For more information, please see the section of this prospectus titled “Risk Factors,” beginning on page 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 6, 2007.

TABLE OF CONTENTS

Prospectus Summary	1
Where You Can Find More Information	1
Documents Incorporated By Reference	3
The Company	4
Forward Looking Statements	6
Risk Factors	7
Use of Proceeds	27
Selling Stockholders	27
Plan of Distribution	30
Legal Matters	31
Experts	31

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THE INFORMATION CONTAINED IN THIS PROSPECTUS, AS WELL AS ANY INFORMATION INCORPORATED BY REFERENCE, IS CURRENTLY ONLY AS OF THE DATE OF THIS PROSPECTUS OR THE DATE OF THE DCOCUMENT INCCORPORATED BY REFERENCE, AS APPLICABLE. THE COMPANY’S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY HAVE CHANGED SINCE THAT DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

PROSPECTUS SUMMARY

The following summary contains basic information about AmTrust Financial Services, Inc. and this prospectus. It may not contain all of the information that is important to you. For a more complete understanding, we encourage you to read the entire prospectus and the documents incorporated by reference into this prospectus. In this prospectus, the words “AmTrust,” “Company,” “we,” “our” and “us” refer to AmTrust Financial Services, Inc. and our consolidated subsidiaries.

Common Stock outstanding before the offering	59,959,000 Shares (1)

Common Stock issuable upon exercise of options or issuance of restricted stock granted or to be granted which may be offered pursuant to this prospectus	5,978,300 Shares

Nasdaq Symbol for Common Stock	“AFSI”

Use of Proceeds
We will not receive any proceeds from the sales of these shares. We will receive proceeds to the extent that currently outstanding options or options that may be issued in the future are exercised. We will use the exercise proceeds, if any, for working capital and general corporate purposes.

Risk Factors
There are risks associated with an investment in the common stock offered by this prospectus. You should carefully consider the risk factors described in this prospectus in the “Risk Factors” section before making a decision to invest.

(1) As of November 14, 2007. Does not include shares of common stock issuable upon exercise of options.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, upon payment of a fee set by the SEC, any documents that we file with the SEC as its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also call the SEC at (800) 432-0330 for more information on the public reference room. Our filings are also available to the public on the Internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's website at www.sec.gov. The information we file with the SEC and other information about us is also available on our website at www.amtrustgroup.com, free of charge. However, the information on our website is not incorporated into this prospectus and you should not consider information contained on the SEC’s website or our website to be part of this prospectus.

This prospectus is part of Registration Statement on Form S-8 that we have filed with the SEC to register the common stock offered hereby under the Act. As permitted by SEC rules, this prospectus does not contain all of the information contained in the Registration Statement and accompanying exhibits and schedules that we file with the SEC. You may refer to the Registration Statement, the exhibits and schedules for more information about us and our common stock. The Registration Statement, exhibits and schedules are available at the SEC's public reference room or through its EDGAR database on the Internet.

You should rely only on the information contained in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information.

Our common stock is quoted on the Nasdaq under the symbol “AFSI.”

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:

1.
The description of the common stock contained in our Registration Statement (File No. 333- 134960) on Form S-1/A filed with the SEC on November 8, 2006 and declared effective by the SEC on November 9, 2006.

2.	Our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007.

3.
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 15, 2007; our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 14, 2007; and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007.

4.	Our Definitive Proxy Statement for our 2007 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on April 25, 2007.

5.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to in (2) above.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing thereof.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of that person, a copy of all documents incorporated by reference into the Registration Statement of which this prospectus is a part, other than exhibits to those documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Stephen B. Ungar, Secretary, AmTrust Financial Services, Inc., 59 Maiden Lane, New York, New York 10038, telephone: (212) 220-7120.

THE COMPANY

We are a multinational specialty property and casualty insurer focused on generating consistent underwriting profits. We provide insurance coverage for small businesses and products with high volumes of insureds and loss profiles which we believe are predictable. We target lines of insurance that we believe generally are underserved by larger insurance carriers. AmTrust has grown by hiring teams of underwriters with expertise in our specialty lines and through acquisitions of access to distribution networks and renewal rights to established books of specialty insurance business. Since our current majority stockholders acquired AmTrust in 1998, we have expanded our operations into three business segments:

• Workers’ compensation for small businesses (average premium less than $5,000 per policy) in the United States;

• Specialty risk and extended warranty coverage for consumer and commercial goods and custom designed coverages, such as accidental damage plans and payment protection plans offered in connection with the sale of consumer and commercial goods, in the United Kingdom, certain other European Union countries and the United States; and

• Specialty middle-market property and casualty insurance. We write commercial insurance for homogeneous, narrowly defined classes of insureds, requiring an in-depth knowledge of the insured’s industry segment, through general and other wholesale agents.

Our business has grown substantially since 2002 when our annual gross premiums were $27.5 million. Our annual gross premiums written in 2006, 2005 and 2004 were $526.1 million, $286.1 million and $210.9 million, respectively. Our annual premiums written in our workers’ compensation segment have increased substantially from $21.1 million in 2002. Annual gross premiums written in this segment in 2006, 2005 and 2004 were $258.9 million, $204.6 million and $137.9 million, respectively. Our annual gross premiums written in our specialty risk and extended warranty segment increased substantially from $6.4 million in 2002. Annual gross premiums written in this segment in 2006, 2005 and 2004 were $132.8, $81.6 million and $72.9 million, respectively. Our gross premiums written in the specialty middle-market property and casualty insurance business segment, which we acquired in December 2005, was $134.3 million for the year ended December 31, 2006. Our net income from continuing operations increased from $2.2 million in 2002 to $12.0 million, $20.5 million and $48.8 million in 2004, 2005 and 2006, respectively. Given the larger scale of our current operations, our past growth rate is likely not indicative of our future growth rate.

Insurance, particularly workers’ compensation, is, generally, affected by seasonality. The first quarter generally produces greater premiums than subsequent quarters. Nevertheless, the impact of seasonality on our small business workers’ compensation and specialty middle market segments has not been significant. We believe that this is because we serve many small businesses in different geographic locations. In addition, seasonality may have been muted by our acquisition activity.

One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing net income by the average of stockholders’ equity. Our return on average equity was 13.0% in 2004, 31.7% in 2005 and 21.3% in 2006. Our overall financial objective is to produce a return on average equity of 15.0% or more over the long term. In addition, we target a net combined ratio of 95.0% or lower over the long term, while maintaining optimal operating leverage in our insurance subsidiaries commensurate with our A.M. Best rating objectives. Our net combined ratio was 94.8% in 2004, 95.1% in 2005 and 91.9% in 2006. A key factor in achieving our targeted net combined ratio is improvement of our net expense ratio. We plan to write additional premiums without a proportional increase in expenses and further reduce the expense component of our net combined ratio over time.

Our strategy across our segments is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on the sectors in which we have expertise, which we believe will provide opportunities for greater returns.

AmTrust transacts business through seven insurance company subsidiaries: Technology Insurance Company, Inc. (“TIC”), Rochdale Insurance Company (“RIC”), Wesco Insurance Company (“WIC”) and Associated Industries Insurance Company, Inc. (“AIIC”), which are domiciled in New Hampshire, New York, Delaware and Florida, respectively, and AmTrust International Insurance Ltd. (“AII”), AmTrust International Underwriters Limited (“AIU”) and IGI Insurance Company, Ltd. (“IGI”), which are domiciled in Bermuda, Ireland and England, respectively. Our consolidated results include the results for our holding company and our wholly owned subsidiaries (except for AIIC and IGI, which were acquired in 2007), which principally include:

• TIC, which underwrites workers’ compensation insurance, specialty risk insurance and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States;

• RIC, which underwrites workers’ compensation insurance, specialty risk and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States;

• WIC, which underwrites workers’ compensation insurance, specialty risk insurance and extended warranty coverage, and specialty middle-market property and casualty coverages in the United States;

• AIIC, which underwrites workers’ compensation insurance in the United States;

• AII, which reinsures the underwriting activities of TIC, RIC, WIC, AIIS and AIU;

• AIU, which underwrites specialty risk and extended warranty coverage plans in the European Union;

• IGI, which underwrites specialty risk and extended warranty coverage in the European Union; and

• AmTrust Pacific Limited, which discontinued operations in 2004.

AII, RIC, TIC, WIC and AIU are each rated “A-” (Excellent) by A.M. Best, which rating is the fourth highest of 16 rating levels. AIIC and IGI are unrated by A.M. Best. We reinsure our insurance risks through internal reinsurance agreements and agreements with third party reinsurers.

Our Corporate Information

Our offices are located at 59 Maiden Lane, New York, New York 10038, and our telephone number is (212) 220-7120.

FORWARD LOOKING STATEMENTS

Some of the statements set forth in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “proposed,” “intended,” or “continue” or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other “forward-looking” information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could adversely affect our business, financial condition, results of operations, performance, achievements and industry and could result in a complete loss of your investment. The risks and uncertainties described below are not the only ones we may face. See also “Forward Looking Statements.”

Risks Related to Our Business

Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

We are liable for losses and loss adjustment expenses under the terms of the insurance polices we underwrite. Therefore, we must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses with respect to our entire insurance business. If we fail to accurately assess the risks associated with the business and property that we insure, our reserves may be inadequate to cover our actual losses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Our loss reserves are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are inherently uncertain and do not represent an exact measure of actual liability. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. If there were unfavorable changes in our assumptions, our reserves may need to be increased. Any increase in reserves would result in a charge to our earnings.

In particular, workers’ compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses.

In our specialty risk and extended warranty segment, the warranties and service contracts we cover generally present high volume, low severity risks and associated losses. Accordingly, estimates of loss frequency in our specialty risk and extended warranty business are more important to accurately establish loss reserves than in other lines of business. If actual losses vary materially from our estimates, our reserves may prove inadequate or insufficiently conservative.

The specialty middle-market property and casualty segment we entered in December 2005 includes commercial lines we have not historically written, including general liability, auto liability and property, as well as workers’ compensation. Because certain of these commercial lines are new to us, we may be less able to accurately estimate our loss reserves for these products.

If we change our reserve estimates for any line of business, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate were increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. We have not made any material adjustments. However, during 2004, we increased our loss reserves for previous years by $3.4 million, which constituted 3.8% of the total incurred loss and loss adjustment expense incurred for 2004.  In 2005, we recognized a $1.0 million redundancy in the prior year’s reserves, and in 2006, we recognized a $0.5 million deficiency in the prior year’s reserves. The redundancy in 2005 resulted in part from a decrease in our actuarially ultimate projected losses based on actual loss experience. The reserve deficiency recognized in 2006 related primarily to the development of losses incurred as a result of our mandatory participation in reinsurance pools which reinsure state assigned risk plans. An increase in reserves results in a reduction in our surplus which could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

A downgrade in the A.M. Best rating of our insurance subsidiaries would likely reduce the amount of business we are able to write.

Rating agencies evaluate insurance companies based on their ability to pay claims. Our domestic insurance subsidiaries, TIC, RIC and WIC, our Irish subsidiary AIU, and our Bermuda subsidiary, AII, each currently has a financial strength rating of “A-” (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating, which is the fourth highest of 16 rating levels, is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers “A-” rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Our competitive position relative to other companies is determined in part by the A.M. Best rating of our insurance subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities.

There can be no assurance that TIC, RIC, WIC, AIU and AII will be able to maintain their current ratings. Any downgrade in ratings would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies. Some of our policyholders are required to maintain workers’ compensation coverage with an insurance company with an A.M. Best rating of “A-” (Excellent) or better. We are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best rating.

The property and casualty insurance industry is cyclical in nature, which may affect our overall financial performance.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Beginning in 2000 and accelerating in 2001, the property and casualty insurance industry experienced a market reflecting increasing premium rates and more conservative risk selection. We believe these trends slowed beginning in 2004 and that the current insurance market is a more competitive market environment in which underwriting capacity and price competition has increased. This additional underwriting capacity may result in increased competition from other insurance companies expanding the types or amounts of business they write, or from companies seeking to maintain or increase market share at the expense of underwriting discipline. Because this cyclicality is due in large part to the actions of our competitors and general economic factors beyond our control, we cannot predict with certainty the timing or duration of changes in the market cycle. We experienced increased price competition in certain of our target markets during 2005 and 2006, and these cyclical patterns, the actions of our competitors, and general economic factors could cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

If we were unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.

We purchase reinsurance from third parties to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurance company, called the reinsurer, which accepts the risk in return for a premium payment. Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred as a consequence of the terrorist attacks on September 11, 2001. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. If we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may be forced to reduce the amount of business that we underwrite, which, in turn, would reduce our revenues. As a result, our inability to obtain adequate reinsurance protection could have a material adverse effect on our financial condition and results of operation.

We may not be able to recover amounts due from our third party reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write; it merely provides us with a contractual right to seek reimbursement on certain claims. We remain liable to our policyholders even if we were unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers after underlying policy claims are paid. The creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet its obligations to us, we would be responsible for claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer. If we were unable to collect these amounts from our reinsurers, our financial condition would be adversely affected. As of December 31, 2006, we had an aggregate amount of approximately $44.0 million of recoverables from third party reinsurers on paid and unpaid losses.

Our relationship with Maiden Holdings, Ltd. and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.

Maiden Holdings, Ltd, (“Maiden”) is a Bermuda insurance holding company formed by Michael Karfunkel, George Karfunkel and Barry D. Zyskind, our principal shareholders, and, respectively, the Chairman of our Board of Directors, a Director and our Chief Executive Officer. Messrs. Karfunkel, Karfunkel and Zyskind own 57% of our outstanding shares of common stock and each owns 6.5% of Maiden’s outstanding shares of common stock. Mr. Zyskind serves as Chairman of the Board of Maiden. Max G. Caviet, an executive officer of AmTrust, serves as President and Chief Executive Officer of Maiden and will continue to serve as an executive officer of both companies during a transitional period which will not extend beyond December 31, 2007. Following the transitional period, Mr. Caviet is expected to resign his positions at AmTrust. Conflicts of interest could arise with respect to business opportunities that could be advantageous to Maiden or its subsidiaries, on the one hand, and us or our subsidiaries, on the other hand. In addition, potential conflicts of interest may arise should the interests of AmTrust and Maiden diverge.

Mr. Zyskind's service as our President and Chief Executive Officer and Chairman of the Board of Maiden, and Mr. Caviet's service for a transitional period as an executive officer of AmTrust and as Maiden’s President and Chief Executive Officer, could also raise a potential challenge under anti-trust laws.  Section 8 of the Clayton Antitrust Act, or the Clayton Act, prohibits a person from serving as a director or officer in any two competing corporations under certain circumstances. If AmTrust and Maiden are in the future deemed to be competitors within the meaning of the Clayton Act, certain thresholds relating to direct competition between AmTrust and Maiden are met, and the Department of Justice and Federal Trade Commission challenge the arrangement, Messrs. Zyskind and Caviet may be required to resign their positions with one of the companies, and/or fines or other penalties could be assessed against Messrs. Zyskind and Caviet and AmTrust.

We are dependent on Maiden for commission and fee income.

We are dependent on Maiden for commission and fee income through the quota share reinsurance agreement by which Maiden’s subsidiary, Maiden Insurance Company, Ltd. (“Maiden Insurance”), reinsures AmTrust’s insurance subsidiaries; the asset management agreement between Maiden and Maiden Insurance and our subsidiary, AII Insurance Management Ltd., by which we manage Maiden’s and Maiden Insurance’s invested assets; and the reinsurance brokerage agreement, by which our subsidiary, AII Reinsurance Broker Limited provides Maiden Insurance certain reinsurance brokerage services. Effective July 1, 2007, Maiden Insurance assumes, through the quota reinsurance, approximately 40% of our net business premiums. The term of our quota share reinsurance agreement with Maiden Insurance is for a period of three years, subject to certain early termination rights. We receive a ceding commission of 31% of ceded written premiums, which after the first year would be subject to adjustment (up to a maximum of 32% and a minimum of 30%) based on the loss ratio of the ceded business. Pursuant to the asset management agreement, we receive a quarterly fee equal to 0.0875% of the average value of Maiden’s and Maiden Insurance’s invested assets. The asset management agreement has a one year term and will renew automatically for successive one year terms unless notice of intent not to renew is provided. Pursuant to the reinsurance brokerage agreement, we receive a brokerage commission equal to 1.25% of the premium ceded to Maiden Insurance under the quota share reinsurance agreement.

There is no assurance that these arrangements will remain in place beyond their current terms and we may not be able to readily replace these arrangements if they terminate. If we were unable to continue or replace our current reinsurance arrangements on equally favorable terms, our underwriting capacity and commission and fee income could decline, we could experience a downgrade in our A.M. Best rating, and our results of operations may be adversely affected.

Catastrophic losses or the frequency of smaller insured losses may exceed our expectations as well as the limits of our reinsurance, which could adversely affect our financial condition or results of operations.

The incidence and severity of catastrophes, such as hurricanes, windstorms and large-scale terrorist attacks, are inherently unpredictable, and our losses from catastrophes could be substantial. In addition, it is possible that we may experience an unusual frequency of smaller losses in a particular period. In either case, the consequences could be substantial volatility in our financial condition or results of operations for any fiscal quarter or year, which could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Although we attempt to manage our exposure to these types of catastrophic and cumulative losses, including through the use of reinsurance, the severity or frequency of these types of losses may exceed our expectations as well as the limits of our reinsurance coverage. In 2007, we started writing commercial property insurance in our specialty middle-market property and casualty segment. A geographic concentration of property coverage would increase our exposure to catastrophic losses.

If we do not adequately establish our premiums, our results of operations will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premiums is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating workers’ compensation coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder’s previous insurance carriers. If this prior claims information were incomplete or inaccurate, we may under-price premiums by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premiums accurately, we must:

•	collect and properly analyze a substantial volume of data from our insureds;

•	develop, test and apply appropriate rating formulae;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of our insureds’ losses with reasonable accuracy.

We also must implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result set premiums accurately, is subject to a number of risks and uncertainties, principally:

•	insufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	regulatory constraints on rate increases;

•	unexpected escalation in the costs of ongoing medical treatment;

•	our inability to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.

Our workers’ compensation, commercial automobile, general liability, and commercial property insurance premium rates are generally established for a term of no less than twelve months. Consequently, we could set our premiums too low, which would negatively affect our results of operations and our profitability, or we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

 We may not be able to successfully acquire or integrate additional business.

We have expanded our business historically through internally generated growth and acquisitions of renewal rights to existing business and related distribution networks, and the acquisition of whole companies. We plan to continue to seek to make opportunistic acquisitions. We believe that certain of our competitors also may plan to make similar acquisitions. The costs and benefits of future acquisitions are uncertain. There is no assurance that we will be able to successfully identify and acquire additional existing business on acceptable terms or that we will be successful in integrating any business that we acquire. In addition, if we acquire whole companies, as opposed to renewal rights, we may acquire unanticipated liabilities.

Negative developments in the workers’ compensation insurance industry would adversely affect our financial condition and results of operations.

Although we engage in other businesses, the majority of our premium currently is attributable to workers’ compensation insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have an adverse effect on our financial condition and results of operations. For example, if legislators in one of our larger markets were to enact legislation to increase the scope or amount of benefits for employees under workers’ compensation insurance policies without related premium increases or loss control measures, this could negatively affect the workers’ compensation insurance industry. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell many other types of insurance.

In Florida, the state in which we write the most workers’ compensation insurance premiums, insurance regulators set the premium rates we may charge. The Florida insurance regulators may set rates below those that we require to maintain profitability. For example, in October 2005, the Florida Office of Insurance Regulation approved an overall average 13.5% decrease in premium rates for all workers’ compensation insurance policies written by Florida licensed insurers in 2006. In October 2007, the Florida Office of Insurance Regulation approved an 18.4% overall rate reduction. We are unsure how these changes will affect our business or results of operations.

In March 2007, New York enacted new legislation to implement fundamental changes to New York’s workers’ compensation law. These changes, among other things, reflect an increase in benefits and a limit on the number of years that permanent partial disability claimants can receive benefits. The changes took effect immediately with certain sections to be phased-in through February 2008. In July 2007, the New York Insurance Department approved an overall average 20.5% decrease in workers’ compensation premium rates effective October 1, 2007. At present, we are unsure how these changes will affect our business or results of operations. In 2006, 11.7% of our workers’ compensation business was written in New York.

A decline in the level of business activity of our policyholders could negatively affect our earnings and profitability.

In 2006, nearly all of our workers’ compensation gross premiums written were derived from small businesses. Because workers’ compensation premium rates are calculated, in general, as a percentage of a policyholder’s payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. Because of their size, small businesses may be more vulnerable to changes in economic conditions. We believe that the most common reason for policyholder non-renewals is business failure. As a result, our workers’ compensation gross premiums written are primarily dependent upon economic conditions where our policyholders operate.

Our inability to register the “AMTRUST” service mark with the United States Patent and Trademark Office in connection with operation of our business could expose us to trademark infringement by others.

Some other companies currently use the “AMTRUST” service mark in connection with their businesses in the United States, including Ohio Savings Bank, which registered the mark “AMTRUST” with the United States Patent and Trademark Office (“PTO”) in 1985. On October 24, 2005, we received a letter from counsel for Ohio Savings Bank (the “Bank”), the owner of a federal trademark registration for the “AMTRUST” service mark, filed in November 1985, for use in connection with retail banking and mortgage services. The Bank alleged that our use of the “AMTRUST” service mark in an identical business would likely result in confusion, deception or mistake among consumers and therefore violated the bank’s trademark rights. The Bank requested confirmation that we would cease using the “AMTRUST” service mark in literature, advertisements, business cards, and the like, as a mark for mortgage services. In October 2005, we responded in writing, stating that we are in the insurance business rather than the banking or mortgage business, sell insurance exclusively through agents to sophisticated business customers and, therefore, there is neither a likelihood of confusion nor any trademark infringement. We also confirmed that we are not using the “AMTRUST” service mark in connection with mortgage services. In October 2007, the Company and the Bank resumed correspondence in an effort to settle this matter, and discussions are ongoing.

Because a third party has previously registered the “AMTRUST” service mark for financial services, we may not be able to register the “AMTRUST” service mark with the PTO. Our inability to register the “AMTRUST” service mark may hinder our ability to protect “AMTRUST” against infringement in the United States, which could adversely affect the effectiveness of our marketing efforts in the United States markets in which we operate. If we discontinue using the “AMTRUST” service mark in connection with our United States business, we would have to adopt a new service mark, which would require us to change our United States marketing materials to reflect the new mark, promote the new mark and build name recognition of the new mark in the United States markets in which we operate. See “Business — Legal Proceedings.”

Adverse developments affecting the internet may impede our ability to generate new business, service existing business and administer claims.

We rely heavily on our internet-based computer systems to generate new business and administer claims in our small business workers’ compensation segment. Our independent agents use our software to enter risk-assessment and underwriting information for all new business, which is required for our underwriters to evaluate risks. In addition, we utilize a proprietary claims handling system, which uses our internal network to handle the claims administration function that was previously outsourced. Any adverse developments that may affect the internet could potentially reduce our ability to generate new business and administer claims. Adverse developments could include:

•	system disruptions;

•	inaccessibility of our network;

•	long response times;

•	loss of important data;

•	viruses;

•	power outages; and

•	terrorism.

We maintain our servers at our facilities in Cleveland and Atlanta. A failure to protect our systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events, could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable changes in economic conditions affecting the states and European countries in which we operate could adversely affect our financial condition or results of operations.

As of December 31, 2006, we provided small business workers’ compensation insurance in 37 states and the District of Columbia and specialty risk and extended warranty coverage insurance in all 50 states and the District of Columbia. Although we have expanded our operations into new geographic areas and expect to continue to do so in the future, in the year ended December 31, 2006, Florida, Georgia, New Jersey, New York and Pennsylvania accounted for approximately 68.3% of the direct gross premiums written in our small business workers’ compensation business, with Florida accounting for approximately 22.4% (the acquisition of AIIC in September 2007 will increase the percentage of our business in Florida for 2007 and beyond). In Europe, approximately 49.5% of our gross premiums written for the year ended December 31, 2006 were derived from policyholders in the United Kingdom. Consequently, we may be exposed to economic and regulatory risks or risks from natural perils that are greater than the risks faced by insurance companies that have a larger percentage of their gross premiums written diversified over a broader geographic area. Unfavorable changes in economic conditions affecting the states or countries in which we write business could adversely affect our financial condition or results of operations.

Our specialty risk and extended warranty business is dependent upon the sale of products covered by warranties and service contracts which we cannot control.

Our specialty risk and extended warranty segment primarily covers manufacturers, service providers and retailers for the cost of performing their obligations under extended warranties and service contracts provided in connection with the sale or lease of various types of consumer electronics, automobiles, light and heavy construction equipment and other consumer and commercial products. Thus, any decrease in the sale or leasing of these products, whether due to economic factors or otherwise, is likely to have an adverse impact upon our specialty risk and extended warranty business. We cannot influence materially the success of our specialty risk clients’ primary product sales and leasing efforts.

State insurance regulators may require the restructuring of the warranty or service contract business of certain policyholders that purchase our specialty risk products and this may adversely affect our specialty risk business.

Some of the largest purchasers of our specialty risk insurance products in the United States are manufacturers, service providers and retailers that issue extended warranties or service contracts for consumer and commercial-grade goods, including coverage against accidental damage to the goods covered by the warranty or service contract. We insure these policyholders against the cost of repairing or replacing such goods in the event of such accidental damage. State insurance regulators may take the position that certain of the extended warranties or service contracts issued by our policyholders constitute insurance contracts that may only be issued by licensed insurance companies. In that event, the extended warranty or service contract business of our policyholders may have to be restructured, which could adversely affect our specialty risk and extended warranty business.

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which may cause the price of our common stock to be volatile.

The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	changes in the frequency or severity of claims;

•	the financial stability of our third party reinsurers, changes in the level of reinsurance capacity, termination of reinsurance agreements and changes in our capital capacity;

•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•	price competition;

•	inadequate reserves;

•	downgrades in the A.M. Best rating of one or more of our insurance subsidiaries;

•	cyclical nature of the property and casualty insurance market;

•	negative developments in the specialty property and casualty insurance sectors in which we operate; and

•	reduction in the business activities of our policyholders.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

Although we believe that large insurance carriers generally do not aggressively pursue business in our chosen specialty markets, there still is significant competition. We compete with other insurance companies, and many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. In our small business workers’ compensation segment, we also compete with individual self-insured companies, state insurance pools and self-insurance funds. We compete on the basis of many factors, including coverage availability, responsiveness to the needs of our independent producers, claims management, payment/settlement terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance which were more competitive than ours, we could lose market share. There is no assurance that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

If we cannot sustain our business relationships, including our relationships with independent agencies and third party warranty administrators, we may be unable to operate profitably.

Our business relationships are generally governed by agreements with agents and warranty administrators that may be terminated on short notice. We market our workers’ compensation insurance primarily through independent wholesale and retail agencies. Except in connection with certain acquisitions, independent agencies generally are not obligated to promote our workers’ compensation insurance and may sell workers’ compensation insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers’ compensation insurance and maintain financial strength ratings that meet the requirements and preferences of our independent agencies and their policyholders.

Ten independent producers and policyholders account for the vast majority of our specialty risk and extended warranty business. As a result, the profitability of this segment of our business depends, in part, on our ability to retain these accounts, which cannot be assured.

In the specialty middle-market property and casualty segment, independent wholesale agents produce and largely control the renewal of all the business. Our ability to successfully and profitably transition this business depends on, among other things, our ability to establish and maintain good relationships with these producers.

An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.

Our continuing growth strategy includes expanding in our existing markets, opportunistically acquiring books of business, other insurance companies or producers, entering new geographic markets and further developing our relationships with independent agencies and extended warranty/service contract administrators. Our growth strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets for entry;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agencies and extended warranty/service contract administrators;

•	identify potential acquisition targets and successfully acquire them;

•	expand existing agency relationships; and

•	augment our internal monitoring and control systems as we expand our business.

Our inability to obtain the necessary reinsurance collateral could limit our ability to take credit for AII’s reinsurance.

AII is not licensed or admitted as a reinsurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted reinsurers on their statutory financial statements unless appropriate security mechanisms are in place, AII is typically required to post letters of credit or other collateral. If we were unable to arrange for adequate collateral on commercially reasonable terms to secure the reinsurance obligations of AII, AII could be limited in its ability to reinsure the business of TIC, RIC, WIC and AIIC and any unrelated insurance companies.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher workers’ compensation claims than we anticipated when we wrote the underlying policy. Unexpected increases in our claim costs many years after workers’ compensation policies are issued may also result in our inability to recover from certain of our reinsurers the full amount that they would otherwise owe us for such claims costs because certain of the reinsurance agreements covering our workers’ compensation business include commutation clauses which permit the reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities.

Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.

Our future capital requirements will depend on many factors, including regulatory requirements, the financial stability of our reinsurers, future acquisitions and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth to support future operating requirements or cover claims. If we have to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our stockholders could result and the securities sold may have rights, preferences and privileges senior to the common stock sold pursuant to this prospectus. In addition, under certain circumstances, we may sell our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the market value of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

If we were unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. We primarily manage our investment portfolio internally under investment guidelines approved by our Board of Directors and the Boards of Directors of our subsidiaries. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. For example, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio. When interest rates fall, mortgage-backed securities typically are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

We invest a portion of our portfolio in below investment-grade securities. The risk of default by borrowers that issue below investment-grade securities is significantly greater than that of other borrowers because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession. In addition, these securities are generally unsecured and often subordinated to other debt. The risk that we may not be able to recover our investment in below investment-grade securities is higher than with investment-grade securities.

We also invest a portion of our portfolio in equity securities, which are more speculative than debt securities.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, decrease our surplus and stockholders’ equity.

Our operating results may be adversely affected by currency fluctuations.

Our functional currency is the U.S. dollar. For the years ended December 31, 2006 and 2005, 13.6% and 19.2%, respectively, of our net premiums written were written in currencies other than the U.S. dollar. As of December 31, 2006 and 2005, approximately 8% and 11%, respectively, of our cash and investments were denominated in non-U.S. currencies. Because we write business in the EU and the United Kingdom, we hold investments denominated in Euros and British Pounds and may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results.

Our business is dependent on the efforts of our executive officers.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies and warranty administrators. Our principal executive officers are Barry D. Zyskind, Ronald E. Pipoly, Jr., Michael Saxon, Stephen Ungar, Christopher Longo and Max Caviet. We have entered into employment agreements with all of our principal executive officers except for Stephen Ungar. Mr. Caviet has entered into an employment agreement with Maiden Holdings, Ltd. to be its president and chief executive officer, with the expectation that he will be a full time Maiden employee by the end of 2007 (Maiden was formed to provide customized reinsurance products to subsidiaries of AmTrust and small insurance companies and managing general agents in the United States and Europe). Should any of our other executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers’ compensation insurance industry and/or the specialty risk sectors that we target, and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers or other employees.

Our business is dependent upon third party service providers.

We use third-party claims administrators and other outside companies to underwrite policies and manage claims on our behalf for some portions of our business, including our specialty middle-market property and casualty insurance segment. We are dependent on the skills and performance of these parties, and we cannot control their actions although we provide underwriting guidelines and periodically audit their performance. In addition, the loss of the services of key outside service providers could adversely impact our business prospects and operations. The loss of the services of these providers, or our inability to contract and retain other skilled service providers from a limited pool of qualified insurance service providers, could delay or prevent us from fully implementing our business strategy or could otherwise adversely affect the Company.

AmTrust is an insurance holding company and does not have any direct operations.

AmTrust is a holding company that transacts business through its operating subsidiaries. AmTrust’s primary assets are the capital stock of these operating subsidiaries. Payments from our insurance company subsidiaries pursuant to management agreements and tax sharing agreements are our primary source of funds to pay AmTrust’s direct expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will continue to be the primary source of funds for AmTrust. The ability of AmTrust to pay dividends to our stockholders largely depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AmTrust. Payment of dividends by our insurance subsidiaries is restricted by insurance laws of various states, Ireland, England and Bermuda, and the laws of certain foreign countries in which we do business, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As a result, at times, AmTrust may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. As of December 31, 2006 AmTrust’s insurance subsidiaries could pay dividends to AmTrust of $105.8 million without prior regulatory approval. Any dividends paid by AmTrust’s subsidiaries would reduce their surplus.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our premiums written. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

In addition, as a condition to conducting workers’ compensation business in most states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier willing to provide coverage on a voluntary basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we are compensated for our participation in these pools by receiving a share of the premium paid to the pools, this compensation is often inadequate to cover the cost of our losses arising from our participation in these pools. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. We currently participate in mandatory pooling arrangements in 13 states. Our premiums from mandatory pooling arrangements were $12.7 million and $17.7 million, respectively, for the years ended December 31, 2006 and 2005. These mandatory pooling arrangements caused our net combined ratio to increase by 1% and 2.6% for the twelve months ended December 31, 2006 and 2005, respectively. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability of other members in the pool.

The outcome of recent insurance industry investigations and legislative and regulatory proposals in the United States could adversely affect our financial condition and results of operations.

The United States insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts have resulted and are expected to result in both enforcement actions and proposals for new state and federal regulation. Some states have adopted new disclosure requirements in connection with the placement of insurance business. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form any additional laws or regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition. TIC received and responded to a general, industry-wide request for information from the New Hampshire Insurance Department regarding compensation arrangements with insurance agents and brokers in December 2004 and responded to the inquiry in January 2005. Subsequent to TIC’s response to such request, TIC has not received further inquiries or comments from the New Hampshire Insurance Department.

Recently, as a result of complaints related to claims handling practices by insurers in the wake of the 2005 hurricanes that struck the gulf coast states, Congress has examined a possible repeal of the McCarran-Ferguson Act, which exempts the insurance industry from federal anti-trust laws. We cannot assure you that the McCarran-Ferguson Act will not be repealed, or that any such repeal, if enacted, would not have a material adverse effect on our business and results of operations.

We may have exposure to losses from terrorism for which we are required by law to provide coverage regarding such losses.

U.S. insurers are required by state and federal law to offer coverage for terrorism in certain commercial lines. In response to the September 11, 2001 terrorist attacks, the United States Congress enacted legislation designed to ensure, among other things, the availability of insurance coverage for foreign terrorist acts, including the requirement that insurers offer such coverage in certain commercial lines. The Terrorism Risk Insurance Act of 2002 (“TRIA”) requires commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and established a federal assistance program through the end of 2005 to help such insurers cover claims related to future terrorism-related losses. The Terrorism Risk Insurance Extension Act of 2005 (“TRIEA”) extends the federal assistance program through 2007, but it also has set a per-event threshold that must be met before the federal program becomes applicable and also increases the insurers’ statutory deductibles.

Pursuant to TRIA, AmTrust’s insurance companies must offer insureds coverage for acts of terrorism that are certified as such by the U.S. Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General, for an additional premium or decline such coverage. Under TRIA, the federal government agreed to reimburse commercial insurers for up to 85% of the losses due to certified acts of terrorism in excess of a deductible which, for 2007, was set at 20% of the insurer’s direct earned commercial lines premiums for the immediately preceding calendar year, i.e., 2006. We estimate that our deductible would be approximately $74.2 million for 2007. Because there are substantial limitations and restrictions on the protection against terrorism losses provided to us by our reinsurance and the risk of severe losses to us from acts of terrorism remains. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and TRIA protections and could adversely affect our business and financial condition.

Under TRIEA, the Federal government now agrees to reimburse commercial insurers only after a per-event threshold, referred to as the program trigger, has been reached. In the case of certified acts of terrorism taking place after March 31, 2006, the program trigger has been set at $100 million for industry-wide insured losses occurring in 2007.

When writing workers’ compensation insurance policies, we are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. We also are required by law to offer to provide terrorism coverage in other commercial property and casualty insurance policies (except commercial auto policies) that we market. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act.

Our policies providing specialty risk and extended warranty coverage are not intended to provide coverage for losses arising from acts of terrorism. Accordingly, we have not obtained reinsurance for terrorism losses nor taken any steps to preserve our rights to the benefits of the TRIA program for this line of business and would not be entitled to recover from our reinsurers or the TRIA program if we were required to pay any terrorism losses under our specialty risk and extended warranty segment. Because there have been no claims filed under the TRIA program as yet, there is still a great deal of uncertainty over the way in which the federal government will implement the rules governing such claims. However, it is possible that the fact that we have not taken steps to preserve our right to the benefits of the TRIA program for the U.S. portion of our specialty risk and extended warranty segment may adversely affect our ability to collect under the program generally.

The federal terrorism risk assistance provided by TRIA and TRIEA will expire at the end of 2007 and although legislation has recently been introduced in Congress to expand and extend such assistance, it is not currently clear whether that assistance will be renewed. Any renewal may be on substantially less favorable terms.

AII may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given AII an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to AII or any of its operations, shares, debentures or other obligations until March 28, 2016. See “Business—Certain International Tax Considerations.” Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that AII will not be subject to any Bermuda tax after March 28, 2016. In the event that AII becomes subject to any Bermuda tax after such date, it may have a material adverse effect on our financial condition and results of operations.

The effects of the increasing amount of litigation against insurers on our business are uncertain.

Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future.

Risks Related to Our Common Stock

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which many cause the price of our shares to be volatile.

Our common stock is listed on the Nasdaq under the symbol “AFSI”. However, the market price for shares of our common stock may be highly volatile. Our performance, as well as government or regulatory action, tax laws, interest rates and general market conditions could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•	actual or anticipated variations in our quarterly results of operations;

•	changes on our earnings estimates or publications of research reports about us or the industry;

•	increase in market interest rates that may lead purchasers of common stock to demand a higher yield;

•	changes in market valuations of other insurance companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	reaction to the sale or purchase of company stock by our principal stockholders or our executive officers;

•	changes in the economic environment in the markets in which we operate;

•	changes in tax law;

•	speculation in the press or investment community; and

•	general market, economic and political conditions.

Our principal stockholders have the ability to control our business, which may be disadvantageous to other stockholders.

Based on the number of shares outstanding as of December 31, 2006, George Karfunkel, Michael Karfunkel and Barry D. Zyskind, directly or indirectly, collectively beneficially own or control approximately 59.5% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions (including related party transactions). These stockholders may have interests that are different from other stockholders. In addition, we are a “controlled company” as defined in NASD Rule 4350(c)(5). A majority of our board of directors are independent. As a controlled company, each of our board committees, except our audit committee, may include non-independent directors. The audit committee independence requirements imposed by the Sarbanes-Oxley Act of 2002 apply to us, and we have organized our audit committee to meet these requirements.

If we were to cease being a controlled company as a result of issuance of common stock by us or sales of common stock by George Karfunkel, Michael Karfunkel or Barry D. Zyskind, we would have to comply with the board committee independence requirements of the Nasdaq within specified periods, which would involve having an entirely independent compensation and governance and nominating committees within one year after ceasing to be a controlled company. If we are unable to achieve compliance with these requirements, our common stock could be de-listed from the Nasdaq.

In addition, George Karfunkel and Michael Karfunkel through entities which each of them control have entered into transactions with us and may from time to time in the future enter into other transactions with us. As a result, these individuals may have interests that are different from, or in addition to, their interest as stockholders in our Company. Such transactions may adversely affect our results or operations or financial condition.

Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of the controlling stockholders. In addition, this significant concentration of share ownership may adversely affect the price prospective buyers are willing to pay for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

Future sales of our common stock may affect the value of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the price prospective buyers are willing to pay for our common stock. Sales of a substantial number of shares of our common stock by us, or the perception that such sales could occur, may adversely affect the price prospective buyers are willing to pay for our common stock and may make it more difficult to sell shares at a time and price determined appropriate.

In November 2006, we registered the resale of 25,568,000 shares of common stock by persons who purchased common stock in a private placement in February 2006 and 16,000 restricted shares issued to certain employees on September 1, 2006 pursuant to the Plan. These shares are freely tradable under the Act, except for any shares purchased by a person who is an affiliate of AmTrust.

Applicable insurance laws regarding the change of control of our company may impede potential acquisitions that our stockholders might consider to be desirable.

We are subject to state statutes governing insurance holding companies, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

RIC is domiciled in New York State. Before a person may acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to policyholders that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, “controls” the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of RIC, the insurance change of control laws of New York would apply to such a transaction.

TIC is domiciled in New Hampshire. Before a person may acquire control of a New Hampshire insurance company, prior written approval must be obtained from the New Hampshire Insurance Commissioner. Prior to granting approval of an application to acquire control of a New Hampshire insurer, the New Hampshire Insurance Commissioner will hold a public hearing on the acquisition and will consider such factors as the financial strength of the applicant, the competence, experience and integrity of the persons who would control the operations of the domestic insurer, applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to the insurance-buying public that may arise from the consummation of the acquisition of control. Pursuant to the New Hampshire insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New Hampshire Insurance Department, after notice and a hearing, may determine that “control” exists in fact, notwithstanding the absence of a presumption to that effect. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TIC, the insurance change of control laws of New Hampshire would apply to such a transaction.

WIC is domiciled in Delaware. Before a person may acquire control of a Delaware insurance company, prior written approval must be obtained from the Delaware Insurance Commissioner. Prior to granting approval of an application to acquire control of a Delaware insurer, the Delaware Insurance Commissioner will hold a public hearing on the acquisition and consider such factors as the financial strength of the applicant, the competence, experience and integrity of the persons who would control the operations of the domestic insurer, applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to the insurance-buying public that may arise from the consummation of the acquisition of control. Pursuant to the Delaware insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of a company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of company; however, the Delaware Insurance Department, after notice and a hearing, may determine that “control” exists in fact, notwithstanding the absence of a presumption to that effect. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of WIC, the insurance change of control laws of Delaware would apply to such a transaction.

AIU is domiciled in the Republic of Ireland. Irish law requires that anyone acquiring or disposing of a “qualifying holding” in AIU, or anyone who proposes to decrease or increase that holding to specified levels, must first notify the Irish Financial Regulator of their intention to do so. It also requires any insurance company that becomes aware of any acquisitions or disposals of its capital involving the “specified levels” to notify the Irish Financial Regulator. The Irish Financial Regulator has three months from the date of submission of a notification within which to oppose the proposed transaction, if the Irish Financial Regulator is not satisfied as to the suitability of the acquirer “in view of the necessity to ensure sound and prudent management of the insurance undertaking.” A “qualifying holding” means a direct or indirect holding in an insurance company that represents 10% or more of the capital or of the voting rights of such company or that makes it possible to exercise a significant influence over the management of such company. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the company becoming the acquirer’s subsidiary.

AIIC is domiciled in Florida. Before a person may acquire control of a Florida insurance company, prior written approval must be obtained from the Florida Insurance Commissioner. Prior to granting approval of an application to acquire control of a Florida insurer, the Florida Insurance Commissioner will hold a public hearing on the acquisition and consider such factors as the financial strength of the applicant, the competence, experience and integrity of the persons who would control the operations of the domestic insurer, applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results or hazards to the insurance-buying public that may arise from the consummation of the acquisition of control. Pursuant to the Florida insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and polices of a company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of company; however, the Florida Office of Insurance Regulation, after notice and a hearing, may determine that “control” exists in fact, notwithstanding the absence of a presumption to that effect. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of AIIC, the insurance change of control laws of Florida would apply to such a transaction.

IGI is domiciled and registered in England and Wales and authorised by the Financial Services Authority (the “FSA”). Before a person may acquire control of an FSA authorised company (a “controller”), prior written approval must be obtained from the FSA. Prior to granting approval of an application to acquire control of an FSA authorised company, the FSA will consider such factors as the financial strength of the applicant, the fitness and propriety of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the insurer and the prejudice to the interests of policyholders that may arise from the acquisition of control. Pursuant to the Financial Services and Markets Act of 2000, a controller in relation to IGI is defined as a person or entity who falls within any of the following cases: where the person or entity (a) holds 10% or more of the shares in IGI; or (b) is able to exercise significant influence over the management of IGI through his shareholding in IGI; or (c) holds 10% or more of the shares in a parent undertaking of IGI; or (d) is able to exercise significant influence over the management of a parent undertaking through his shareholding in a parent undertaking; or (e) is entitled to exercise, or control the exercise of, 10% or more of the voting power in IGI; or (f) is able to exercise significant influence over the management of IGI through his voting power in IGI; or (g) is entitled to exercise, or control the exercise of, 10% or more of the voting power in a parent undertaking; or (h) is able to exercise significant influence over the management of a parent undertaking through his voting power in a parent undertaking. A parent undertaking is an undertaking which has, amongst others, the following relationship to another undertaking (“S”): (i) it holds a majority of the voting rights in S; or (ii) it is a member of S and has the right to appoint or remove a majority of its board of directors; or (iii) it has the right to exercise a dominant influence over S through provisions contained in S's memorandum or articles or a control contract; or (iv) it is a member of S and controls alone, under an agreement with other shareholders or members, a majority of the voting rights in S; or (v)  it has the power to exercise, or actually exercises, dominant influence or control over S or it and S are managed on a unified basis; or (vi) it is a parent undertaking of a parent undertaking of S. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of IGI, the insurance change of control laws of England and Wales would apply to such a transaction.

Any person having a shareholding of 10% or more of the issued share capital in AmTrust would be considered to have an indirect holding in AIU at or over the 10% limit. Any change that resulted in the indirect acquisition or disposal of a shareholding of greater than or equal to 10% in the share capital of AIU, or a change that resulted in an increase to or decrease below one of the specified levels, would need to be cleared with the Irish Financial Regulator prior to the transaction.

We may be unable to pay dividends on our common stock.

AmTrust’s income is generated primarily from our insurance subsidiaries. The laws of New York, New Hampshire, Delaware, Florida, Ireland, England and Bermuda regulate and restrict, under certain circumstances, the ability of our insurance subsidiaries to pay dividends to AmTrust. If AmTrust’s insurance subsidiaries could not pay dividends to AmTrust, AmTrust could not, in turn, pay dividends to shareholders. In addition, the terms of AmTrust’s junior subordinated debentures limit, in some circumstances, AmTrust’s ability to pay dividends on its common stock, and future borrowings may include prohibitions on dividends or other restrictions. For these reasons, AmTrust may be unable to pay dividends on its common stock. As of December 31, 2006 AmTrust’s insurance subsidiaries collectively could pay dividends to AmTrust of $105.8 million without prior regulatory approval. Any dividends paid by AmTrust’s subsidiaries would reduce their surplus. On September 1, 2006 our board of directors approved the payment of a cash dividend of $0.02 per share on October 15, 2006. On December 12, 2006 our Board of Directors approved the payment of a cash dividend of $0.02 per share on January 16, 2007 to the shareholders of record on January 2, 2007. On March 9, 2007 our Board of Directors approved the payment of a cash dividend of $0.02 per share on April 16, 2007 to the shareholders of record on April 2, 2007. On June 8, 2007 our Board of Directors approved the payment of a cash dividend of $0.025 per share on July 16, 2007 to the shareholders of record on July 2, 2007. On September 7, 2007 our Board of Directors approved the payment of a cash dividend of $0.025 per share on October 15, 2007 to the shareholders of record on October 1, 2007.

USE OF PROCEEDS

The shares which may be sold under this prospectus will be sold for the respective accounts of each of the selling stockholders. Accordingly, we will not realize any proceeds from the sale of the shares, except that we will derive proceeds if all of the options currently outstanding and options that may be issued in the future are exercised. If exercised, such funds will be available to us for working capital and general corporate purposes. No assurance can be given, however, as to when or if any or all of the options will be exercised. All expenses of the registration of the shares will be paid for by us. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

The following table sets forth the name and relationship to the Company and its affiliates (within the past three years) of the selling stockholders listed below, the number of shares of common stock which each selling stockholder (1) owned of record before the offering; (2) may acquire pursuant to the exercise of a previously granted option or options, all of which shares may be sold pursuant to this prospectus; and (3) the amount of common stock to be owned by each selling stockholder and (if one percent or more) the percentage of the class to be owned by such stockholder assuming the exercise of all options granted under the Plan, and the sale of all shares acquired upon exercise of such options. The information under this heading relates to resales of shares covered by this prospectus by persons who are our “affiliates” as that term is defined under federal securities laws. These persons will be members of our Board of Directors and/or officers of the Company.

The tabular information below assumes that all the shares of common stock being offered pursuant to the Registration Statement of which this prospectus is a part are sold to third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that each selling stockholder may retain after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by these selling stockholders set forth below.

Name of Stockholder		Present principal position with us or our affiliates	Amount of Common Stock Beneficially Owned (1)	Amount Offered Hereby (2)	Amount of Common Stock in Percentage of Class to be Owned After the Offering (3) (4)
Max Caviet	(5)	President of subsidiary	—	162,500	*
Donald DeCarlo	(6)	Director	15,000	18,750	*
Abraham Gulkowitz	(7)	Director	—	18,750	*
Christopher Longo	(8)	Chief Information Officer	100	393,750	*
Jay Miller	(9)	Director	—	118,750	*
Isaac Neuberger	(10)	Director	—	18,750	*
Ronald E. Pipoly, Jr.	(11)	Chief Financial Officer	100	393,750	*
Michael J. Saxon	(12)	Chief Operating Officer	100	393,750	*
Harry Schlachter	(13)	Treasurer	600	60,000	*

* Represents less than 1% of the outstanding common stock.

(1) The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC under the Exchange Act. They may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as, other securities as to which the individual has or shares voting or investment power. The number of shares beneficially owned by the selling stockholders includes options to purchase shares of our common stock exercisable as of, or within 60 days of, the date of this prospectus. Beneficial ownership may be disclaimed as to certain of the securities.

(2) The amounts for each selling stockholder assume full vesting and exercise of all outstanding options to purchase common stock held by that selling stockholder.

(3) The percentage of beneficial ownership shown in the table is based on 59,959,000 shares of common stock issued and outstanding as of November 14, 2007.

(4) Assuming the sale of all shares covered by this prospectus and that the number of shares of common stock issued and outstanding upon the completion of the offering will include only such shares together with all other shares issued and outstanding on the date hereof.

(5) Includes 39,843 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 122,657 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Caviet is President of our wholly owned subsidiary, AmTrust International Insurance, Ltd.

(6) Includes 5,468 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus, and 15,000 shares of common stock. Does not include 13,282 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. DeCarlo serves on the Board of Directors of the Company.

(7) Includes 5,468 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 13,282 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Gulkowitz serves on the Board of Directors of the Company.

(8) Includes 150,390 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 243,360 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Longo is our Chief Information Officer.

(9) Includes 5,468 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 113,282 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Miller serves on the Board of Directors of the Company.

(10) Includes 5,468 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 13,282 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Neuberger serves on the Board of Directors of the Company.

(11) Includes 150,390 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 243,360 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Pipoly is our Chief Financial Officer.

(12) Includes 150,390 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 243,360 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Saxon is our Chief Operating Officer.

(13) Includes 12,500 shares of common stock issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of the date of this prospectus. Does not include 47,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of the date of this prospectus. Mr. Schlachter is our Senior Vice President – Finance and Treasurer.

PLAN OF DISTRIBUTION

In this section of the prospectus, the term “selling stockholder” means and includes: (1) the persons identified in the tables above as the Selling Stockholders; and (2) any of their donees, pledgees, distributees, transferees or other successors in interest who may (a) receive any of the shares of our common stock offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder. The decision to sell any shares is within the discretion of the holders thereof, subject generally to the Company's policies affecting the timing and manner of sale of common stock by certain individuals. There can be no assurance that any shares will be sold by the Selling Stockholders.

The shares of our common stock offered by this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer such shares through underwriters, brokers, dealers, agents or other intermediaries. The selling stockholders as of the date of this prospectus have advised us that there were no underwriting or distribution arrangements entered into with respect to the common stock offered hereby. The distribution of the common stock by the selling stockholders may be effected: in one or more transactions that may take place on the Nasdaq (including one or more block transactions) through customary brokerage channels, either through brokers acting as agents for the selling stockholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on the Nasdaq; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of our common stock.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of shares of our common stock. The broker-dealer may then resell or otherwise transfer such shares of common stock pursuant to this prospectus.

The selling stockholders also may lend or pledge shares of our common stock to a broker-dealer. The broker-dealer may sell the shares of common stock so lent, or upon a default the broker-dealer may sell the pledged shares of common stock pursuant to this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock the selling stockholders.

Although the shares of common stock covered by this prospectus are not currently being underwritten, the selling stockholders or their underwriters, brokers, dealers or other agents or other intermediaries, if any, that may participate with the selling security holders in any offering or distribution of common stock may be deemed “underwriters” within the meaning of the Act and any profits realized or commissions received by them may be deemed underwriting compensation thereunder. Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Act, which may include deemed delivery by brokers or dealers pursuant to Rule 153 under the Act in connection with sales effected between brokers or dealers on or through Nasdaq.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of shares of the common stock offered hereby may not simultaneously engage in market making activities with respect to the common stock for a period of up to five days preceding such distribution. The selling stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the selling stockholders.

In order to comply with certain state securities or blue sky laws and regulations, if applicable, the common stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the common stock may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

We will bear all costs, expenses and fees in connection with the registration of the common stock offered hereby. However, the selling stockholders will bear any brokerage or underwriting commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock offered pursuant to this prospectus.

We have agreed to indemnify certain of the selling security holders against certain liabilities, including liabilities under the Act, or to contribute to payments to which any of those security holders may be required to make in respect thereof.

There can be no assurance that the selling stockholders will sell any or all of the securities offered by them hereby.

LEGAL MATTERS

The legality of the common stock to be offered hereby has been passed upon for us by Stephen B. Ungar, Esq., General Counsel of the Company.

EXPERTS

Our consolidated financial statements incorporated by reference in this prospectus for the fiscal years ended December 31, 2006 and December 31, 2005 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and is included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

Our consolidated financial statements for the fiscal year ended December 31, 2004 incorporated by reference in this prospectus have been audited by Berenson LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

AMTRUST FINANCIAL SERVICES, INC.

5,978,300 SHARES OF COMMON STOCK

December 6, 2007

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

Included in the prospectus above as part of this Registration Statement.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Stephen B. Ungar, who rendered the opinion as to the legality of the Registrant’s common stock to be issued pursuant to this registration statement, is employed by the Registrant as General Counsel and Secretary. Mr. Ungar is the beneficial owner of approximately 1,100 shares of the Registrant’s common stock (which includes shares that remain subject to vesting and transfer restrictions) and of options to purchase 65,000 shares of the Registrant’s common stock (which includes options that are not yet exercisable).

Item 6. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporate Law (“DGCL”) for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our charter, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our charter also contains indemnification rights for our directors and our officers. Specifically, the charter provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We have entered into written indemnification agreements with our directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The registration rights agreement and purchase agreement we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.

Item 7. Exemption from Registration Claimed

All shares of common stock registered hereunder for reoffer or resale will be issued upon exercise of options or restricted stock awards granted or to be granted pursuant to the Registrant's 2005 Equity Incentive Plan. The options are non-transferable and the underlying shares will be issued in transactions not involving a public offering. Upon exercise of an option, the optionee is required to execute an undertaking not to resell such shares except pursuant to an effective Registration Statement or other exemption under the Act, a restrictive legend is placed on the certificates for the shares of common stock purchased and transfer stops are placed against such certificates. Such shares may only be reoffered and sold pursuant to registration under the Act or pursuant to an applicable exemption under the Act. As a result, such offers and sales are exempt from the registration requirements of the Act pursuant to the provisions of Section 4(2) of the Act.

Item 8. Exhibits

Exhibit No.	Document
4.1	AmTrust Financial Services, Inc. 2005 Equity Incentive Plan (filed as Exhibit 10.1 on Form S-1 on June 12, 2006).
5.1	Opinion of Stephen B. Ungar.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Berenson LLP.
23.3	Consent of Stephen B. Ungar (included in Exhibit 5.1).
24.1	Power of Attorney (set forth on the signature page to this Registration Statement).

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on December 6, 2007.

AMTRUST FINANCIAL SERVICES, INC.

By: /s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry D. Zyskind and Ronald E. Pipoly, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.

Signature	Title	Date

/s/ Barry D. Zyskind	Chief Executive Officer, President and Director	December 6, 2007
Barry D. Zyskind	(Principal Executive Officer)

/s/ Ronald E. Pipoly, Jr.	Chief Financial Officer	December 6, 2007
Ronald E. Pipoly, Jr.	(Principal Financial and Accounting Officer)

/s/ Michael Karfunkel	Chairman of the Board	December 6, 2007
Michael Karfunkel

/s/ George Karfunkel	Director	December 6, 2007
George Karfunkel

/s/ Donald T. DeCarlo	Director	December 6, 2007
Donald T. DeCarlo

/s/ Abraham Gulkowitz	Director	December 6, 2007
Abraham Gulkowitz

/s/ Isaac M. Neuberger	Director	December 6, 2007
Isaac M. Neuberger

/s/ Jay J. Miller	Director	December 6, 2007
Jay J. Miller